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                             January 25, 2024

       Marc Vandiepenbeeck
       Chief Financial Officer
       Johnson Controls International plc
       One Albert Quay
       Cork, Ireland T12 X8N6

                                                        Re: Johnson Controls
International plc
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Form 8-K Furnished
December 12, 2023
                                                            File No. 001-13836

       Dear Marc Vandiepenbeeck:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Fiscal Year 2023 Compared to Fiscal Year 2022, page 32

   1. Please tell us whether you use any metrics to monitor your ability to retain customers, acquire new customers
or expand sales to existing customers. For example, we note in your quarterly earnings
slides that you highlight sites under long-term service agreements, and order growth for
install and service on a consolidated and segmental basis. Tell us your consideration of
disclosing these or other metrics for each period presented and any related trends that
affect your revenues or results of operations. We refer you to Item
                                                        303(a) of Regulation
S-K and SEC Release No. 33-10751.
 Marc Vandiepenbeeck
FirstName  LastNameMarc    Vandiepenbeeck
Johnson Controls International plc
Comapany
January 25,NameJohnson
            2024          Controls International plc
January
Page 2 25, 2024 Page 2
FirstName LastName
Segment Analysis, page 35

2.       We note that you present total segment EBITA, which is a non-GAAP measure and
         should be reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear that such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for
            Corporate    expenses" appears to present a non-GAAP measure that
excludes normal,
         recurring, cash operating expenses. Therefore, please revise to remove this measure from your periodic filings, Form 8-K earnings releases, and earnings presentations. Refer to
         Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the non-GAAP
         C&DIs.
Liquidity and Capital Resources
Working Capital, page 36

3. We note your disclosure of working capital is not consistent with the definition of working capital in the FASB Codification Master Glossary and is therefore a non-
         GAAP measure. Please tell us how your presentation complies with Item 10(e)(1)(ii)(A)
         of Regulation S-K which prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Capitalization, page 37

4. We note you present the non-GAAP ratio, net debt as a % of total capitalization without presenting the ratio calculated using the most directly comparable GAAP measure(s) with equal or greater prominence. Please revise future filings accordingly. Refer to
         Question 102.10(a) of the Non-GAAP C&DIs.
Form 8-K furnished on December 12, 2023

Exhibit 99.1, page 1

5. We note that you discuss the percentage changes in non-GAAP EPS, adjusted net income,
         EBIT and EBIT margin on page 1 without providing a similar discussion of the percentage changes in the most directly comparable GAAP measure. Also, you disclose
         EBIT and adjusted EBIT margins without disclosing the comparable GAAP margin.
         Please revise to present and discuss the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and
         Question 102.10(a) of the non-GAAP C&DIs.
6.       Please revise to remove the    GAAP    header in the table on page 2
as total segment
         EBITA and EBIT are non-GAAP measures.
7. Please revise the reconciliations on page 15 to begin with the most directly comparable
         GAAP measure and reconcile to the non-GAAP. For example, your reconciliation should start with net income and reconcile down to EBIT and Adjusted EBIT. Refer to Question
 Marc Vandiepenbeeck
Johnson Controls International plc
January 25, 2024
Page 3
      102.10(b) of the Non-GAAP C&DIs.
8. Please revise the title of your free cash flow measure to adjusted free cash flow or a similar description as your calculation differs from the typical calculation of cash flows from operating activities less capital expenditures. Refer to Question
102.07 of the Non-
      GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 with any questions.



                                                            Sincerely,
FirstName LastNameMarc Vandiepenbeeck
                                                            Division of
Corporation Finance
Comapany NameJohnson Controls International plc
                                                            Office of
Technology
January 25, 2024 Page 3
cc:       John Donofrio
FirstName LastName